Exhibit 99.92

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

DOUGLAS BEAHM

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; a Registered Member of the SME.

4.	I have worked as an engineer and a geologist for over 48 years. My work experience includes uranium exploration, mine production, and mine/mill decommissioning and reclamation. Specifically, I have worked with numerous uranium projects hosted in sandstone environments in Wyoming.

5.	I have visited and inspected the project site previously. During the period of 16April through 18 April, I inspected the subject properties and reviewed the available data for them at the mine office of Hydro Resources Incorporated (HRI) located in Crownpoint, New Mexico.

6.	I am responsible for the overall report subject to those sections or potions thereof acknowledged by other contributing authors herein.

7.	I am independent of the issuer in accordance with the application of Section 1.5 of NI 43-101. I have no financial interest in the property and am fully independent of encore. I hold no stock, options or have any other form of financial connection to encore, encore is but one of many clients for whom I consult.

8.	I do have prior working experience on the property as stated in the report.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

February 25, 2022

“Original signed and sealed”

Isl Douglas L. Beahm